Exhibit 99
	For Release:	February 14, 2014
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS
ALLETE reports 2013 financial results
Expects earnings of between $2.75 and $2.95 per share in 2014

Duluth, Minn. -ALLETE, Inc. (NYSE: ALE) today reported 2013 earnings of $2.63 per share compared with $2.58 in 2012. Included in the 2013 results were acquisition costs of $1.0 million after-tax, or three cents per share, related to ALLETE Clean Energy’s acquisition of three wind energy facilities.

Net income for 2013 was $104.7 million, an increase of eight percent over $97.1 million for 2012. Operating revenue grew by six percent year-over-year at $1.02 billion compared to $961.2 million a year ago.

“We’re pleased to report continued financial progress at ALLETE, while at the same time making significant capital investments relative to executing our strategy,” said ALLETE President, Chairman and CEO Al Hodnik. “Electric sales to Minnesota Power’s industrial customers remained consistent and strong in 2013, and all of our businesses performed generally within expectations for the year. ALLETE’s year-end results are in line with our previous earnings guidance.”

Net income from ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light & Power, and an investment in the American Transmission Company, rose by nine percent year-over-year; to $104.9 million in 2013 from $96.1 million in 2012. Increases in total kilowatt-hour sales, cost recovery revenue, federal production tax credits, transmission revenue and municipal rates were partially offset by higher operating and interest expenses, as well as increased costs under the Square Butte purchased power contract.

The Investments and Other segment, consisting of BNI Coal, ALLETE Properties, ALLETE Clean Energy and miscellaneous corporate expenditures recorded a slight loss of $200,000 in 2013 compared to net income of $1 million in 2012. Included in the results for 2013 were acquisition costs of $1 million after-tax associated with the acquisition of three wind energy facilities by ALLETE Clean Energy, mentioned above. Excluding those expenses, net income for the segment was similar to last year.

Earnings per share for 2013 were diluted by fifteen cents due to the issuance of common shares needed to fund strategic investments in renewable energy, environmental upgrades and energy transmission infrastructure.

“ALLETE expects to earn between $2.75 and $2.95 per share on net income of $120 million to $130 million in 2014,” Hodnik said. He added that the company expects strong electricity usage from Minnesota Power’s industrial customers and significant capital investments in environmental upgrades and renewable energy in 2014. In addition, the company expects ALLETE Clean Energy’s wind farm acquisition to be accretive to earnings, and results from Superior Water, Light & Power, BNI Coal, and ALLETE Properties to be in line with those in 2013. Earning guidance for 2014 also includes 25 cents to 35 cents of anticipated dilution from common share issuances in 2013 and 2014, and excludes costs related to the ALLETE Clean Energy acquisition.

ALLETE's corporate headquarters are in Duluth, Minnesota. In addition to its electric utilities, Minnesota Power in northeast Minnesota and Superior Water, Light & Power Co. in northwest Wisconsin, ALLETE owns BNI Coal in Center, N. D. and ALLETE Clean Energy, and has significant transmission investments in the upper Midwest. More information about the company is available on ALLETE's Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2013 and 2012
Millions Except Per Share Amounts

	Quarter Ended		Year to Date
	2013	2012	2013	2012

Operating Revenue	$268.0	$256.0	$1,018.4	$961.2

Operating Expenses
Fuel and Purchased Power	89.1	80.0	334.8	308.7
Operating and Maintenance	101.7	102.3	412.9	397.1
Depreciation	30.3	25.8	116.6	100.2
Total Operating Expenses	221.1	208.1	864.3	806.0

Operating Income	46.9	47.9	154.1	155.2

Other Income (Expense)
Interest Expense	(12.5)	(12.1)	(50.3)	(45.5)
Equity Earnings in ATC	5.2	5.1	20.3	19.4
Other	1.8	2.6	9.3	6.0
Total Other Expense	(5.5)	(4.4)	(20.7)	(20.1)

Income Before Income Taxes	41.4	43.5	133.4	135.1
Income Tax Expense	8.4	14.6	28.7	38.0
Net Income	$33.0	$28.9	$104.7	$97.1

Average Shares of Common Stock
Basic	40.6	38.5	39.7	37.6
Diluted	40.7	38.6	39.8	37.6

Basic Earnings Per Share of Common Stock	$0.82	$0.76	$2.64	$2.59
Diluted Earnings Per Share of Common Stock	$0.82	$0.75	$2.63	$2.58

Dividends Per Share of Common Stock	$0.475	$0.46	$1.90	$1.84

Consolidated Balance Sheet
Millions

	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2013	2012		2013	2012
Assets			Liabilities and Shareholders' Equity
Cash and Cash Equivalents	$97.3	$80.8	Current Liabilities	$230.2	$283.4
Other Current Assets	209.7	192.4	Long-Term Debt	1,083.0	933.6
Property, Plant and Equipment - Net	2,576.5	2,347.6	Deferred Income Taxes	479.1	423.8
Regulatory Assets	263.8	340.3	Regulatory Liabilities	81.0	60.1
Investment in ATC	114.6	107.3	Defined Benefit Pension & Other Postretirement Benefit Plans	133.4	228.2
Other Investments	146.3	143.5	Other Non-Current Liabilities	127.2	123.3
Other Non-Current Assets	68.6	41.5	Shareholders' Equity	1,342.9	1,201.0
Total Assets	$3,476.8	$3,253.4	Total Liabilities and Shareholders' Equity	$3,476.8	$3,253.4

	Quarter Ended		Year to Date
ALLETE, Inc.	December 31,		December 31,
Income (Loss)	2013	2012	2013	2012
Millions
Regulated Operations	$31.9	$28.0	$104.9	$96.1
Investments and Other	1.1	0.9	(0.2)	1.0
Net Income Attributable to ALLETE	$33.0	$28.9	$104.7	$97.1
Diluted Earnings Per Share	$0.82	$0.75	$2.63	$2.58

Statistical Data
Corporate
Common Stock
High	$51.72	$42.09	$54.14	$42.66
Low	$47.48	$37.73	$41.39	$37.73
Close	$49.88	$40.98	$49.88	$40.98
Book Value	$32.43	$30.50	$32.43	$30.50

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	313	303	1,177	1,132
Commercial	364	352	1,455	1,436
Municipals	258	262	999	1,020
Industrial	1,830	1,877	7,338	7,502
Total Retail and Municipal	2,765	2,794	10,969	11,090
Other Power Suppliers	530	512	2,278	1,999
Total Regulated Utility	3,295	3,306	13,247	13,089
Non-regulated Energy Operations	23	33	113	113
Total Kilowatt-hours Sold	3,318	3,339	13,360	13,202

Regulated Utility Revenue
Millions
Regulated Operations
Retail and Municipals
Residential	$29.2	$28.1	$110.0	$104.5
Commercial	30.3	29.0	120.4	116.2
Municipals	16.4	15.6	66.4	60.6
Industrial	101.6	100.1	400.2	393.4
Total Retail and Municipals	177.5	172.8	697.0	674.7
Other Power Suppliers	23.7	18.6	89.5	73.1
Other	40.7	41.0	139.0	126.6
Total Regulated Utility Revenue	$241.9	$232.4	$925.5	$874.4

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.